

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

John Hanson
Chief Financial Officer
Turtle Beach Corp
44 South Broadway
4th Floor
White Plains, NY 10601

Re: Turtle Beach Corp
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-35465

Dear John Hanson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing